List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Cine Top Culture Investment Limited	British Virgin Islands
Hong Kong Cine Top Holdings Limited	Hong Kong
Guangzhou Chunghei Culture Co., Ltd.	PRC
Guangzhou Star Dream Cinema City Co. Ltd.	PRC